Lincoln National Corporation 150 N. Radnor Chester Road Radnor, PA 19087-5221 www.LincolnFinancial.com

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

September 11, 2025

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-4644

RE: Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
File No.:	333-289392
Funds:	LVIP Macquarie Wealth Builder Fund and LVIP Structured Moderate Allocation Fund (each a “Fund” collectively, the “Funds”)

Dear Mr. Orlic:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-289392) relating to the proposed reorganization of certain series of Trust into the Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2025 (Accession No. 0001193125-25-175583).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on September 11, 2025.

No fees are required in connection with this filing.

Please call Sam Goldstein, Esq. at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust

By:	/s/ Samuel K. Goldstein
Name: Samuel K. Goldstein, Esq.
Title: Chief Counsel - Funds Management